EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2018 Financial Results and Provides Fourth Quarter 2018 Guidance

Company Exceeds Q3 2018 Revenue, Gross Margin and EPS Guidance and Met Its Pre-Announced Key Financial Results

Provides Q4 2018 Guidance Revenue to be around Flat to up 5.0% Sequentially, Gross Margin to be around 24.2% to 25.2%, IFRS EPS to be around 1.5 to 3.6 Cents

  Q3 revenue increased 3.9% QoQ to $188.4M, exceeding guidance of around flat from the last quarter
  Product sales: large driver ICs, 35.2% of revenue, up 9.4% QoQ; small and medium-sized driver ICs, 45.1% of revenue, down 4.8% QoQ; non-driver products, 19.7% of revenue, up 18.0% QoQ
  Q3 IFRS gross margin was 23.4%, up 40 bps sequentially due to improved product mix and exceeding guidance of around 22.5%
  Q3 IFRS earnings was $0.9M, or 0.5 cents per diluted ADS, higher than guidance of around -1.0 cent
  Q3 Non-IFRS earnings was $4.5M, or 2.6 cents per diluted ADS, higher than guidance of around 1.5 cents
  Expect 4Q18 TDDI revenue to double from 3Q18 due to ramping of new capacity to fulfill more customer orders from design-wins
  Expect 4Q18 WLO shipment to increase significantly sequentially, the overall 2018 shipment will increase considerably year-over-year
  3D sensing adoption remains low for the Android smartphone makers due to the prevailing high hardware cost, long development lead time required for integration and the lack of killer applications which is limited to phone unlock and online payment
  Reacting to Android smartphone makers’ lukewarm response, the Company is working on the next generation 3D sensing with an aim to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting most of the Android smartphone players
  Company remains positive on its long-term business outlook

TAINAN, Taiwan, Nov. 08, 2018 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter ended September 30, 2018.

The Company’s third quarter 2018 revenues, gross margin and EPS all exceeded guidance as it previously announced on October 5th. The revenues increase in the quarter was attributed to greater-than-expected production outputs of the new foundries for both large display driver ICs and TDDI chips that allowed Himax to fulfill more customer orders.  As anticipated, its WLO shipment volume to an anchor customer also increased significantly against that of Q2 2018. Gross margin was 23.4%, up 40 basis points sequentially, outperforming the guidance by 90 basis points. A more favorable product mix and stronger-than-expected engineering fees from project engagements enhanced the gross margin.

“As indicated in the last earnings call, we are confident that we are moving out of the trough and will deliver better performance in the fourth quarter and next year. We are seeing solid growth momentum in the areas of TDDI, WLO and large display driver IC in the fourth quarter, despite the prevailing weak sentiment in the overall consumer electronics and in particular the smartphone market. Traditional discrete display driver for smartphone, however, will continue to decline in Q4 as it is being quickly replaced by TDDI and AMOLED as we mentioned repeatedly. The other area of decline in Q4 will be the display driver for tablet, a sector which is still experiencing weak market demand,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“We expect our large display driver IC business will grow sequentially benefiting from Chinese panel makers’ strong demand and our newly added foundry capacity to improve order fulfillment, despite the new emergence of an industry wide capacity constraint in large panel display driver’s packaging. For the small and medium-sized business, we expect our TDDI revenue of fourth quarter to double from the last quarter, attributed to the ramping of the new foundry capacity to fulfill more customer orders. We target to completely resolve our TDDI foundry capacity issue in the third quarter of next year. As expected, our traditional discrete driver IC sales into smartphone is set to decline by close to 50% sequentially in the fourth quarter as the market is being quickly replaced by TDDI and AMOLED. This segment will account for less than 5% of our total sales in the fourth quarter. Combining TDDI and discrete smartphone driver, our Q4 sales into the smartphone market is expected to grow more than 20% sequentially.”

“For the non-driver areas, we expect the WLO shipment for the fourth quarter will have a very significant sequential growth thanks to the customer's large-scale adoption on more models. As to our 3D sensing business, we have participated in most of the smartphone OEMs’ ongoing 3D sensing projects covering all three types of technologies, namely structured light, active stereo camera (ASC) and time-of-flight, where we provide 3D sensing total solution or just the projector or optics inside the module, depending on the customers’ needs. By offering either the projector or critical optics, we are already collaborating with a small handful of smartphone names that have in-house capability to come up with their own customized 3D sensing solutions. We already have one such end customer using our technology for mass production with two more in the pipeline targeting 2019 product launch. For most Android smartphone makers who don’t have such in-house capability, however, we aim to provide total solution to enable their 3D sensing. At present, the 3D sensing adoption for this market remains low. The adoption is hindered primarily by the prevailing high hardware cost of 3D sensing, the long development lead time required to integrate it into the smartphone and the lack of killer applications. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost finger print technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience. Reacting to their lukewarm response, we are working on the next generation 3D sensing with an aim to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting most of the Android smartphone players. We believe that 3D sensing will be widely used by more Android smartphone makers when the ecosystem is able to substantially lower the cost of adoption while offering easy to use, fully integrated total solutions, for which Himax is playing a key part,” said Mr. Jordan Wu.

Third Quarter 2018 Financial Results

The third quarter revenues of $188.4 million represented an increase of 3.9% sequentially and a decrease of 4.4% year-over-year. Gross margin was 23.4%, up 0.4% sequentially.  IFRS earnings per diluted ADS were 0.5 cents, higher than the guidance of -1.0 cent per diluted ADS. Non-IFRS earnings were 2.6 cents per diluted ADS, higher than guidance of around 1.5 cents.

Revenue from large display drivers was $66.3 million, up 9.4% sequentially, and up 20.6% year-over-year, driven by increasing 4K TV penetration and Chinese panel customers’ ramping of new LCD fabs. Large panel driver ICs accounted for 35.2% of the Company’s total revenues for the third quarter, compared to 33.4% in the second quarter of 2018 and 27.9% a year ago.

Revenue for small and medium-sized display drivers came in at $85.0 million, down 4.8% sequentially and down 2.6% year-over-year. The driver ICs for the segment accounted for 45.1% of total sales for the third quarter, as compared to 49.2% in the second quarter of 2018 and 44.2% a year ago. Sales into smartphones were down 30.5% sequentially, as opposed to 40% that the Company indicated in the last earnings call, due to better-than-expected TDDI production output in the early ramp of its new foundry. With the major addition of TDDI capacity available to the Company, Himax is very optimistic about the smartphone business growth in Q4 and next year.

Driver IC revenue for automotive applications recorded another historical quarter, up 18.3% sequentially and 55.4% year-over-year. The quarterly revenue reached $33.9 million, accounting for more than 22% of the Company’s driver IC revenue. Himax is happy with the strong momentum and its leading market position in this space.

Revenues from non-driver businesses were $37.1 million, up 18.0% sequentially but down 32.5% from last year. Non-driver products accounted for 19.7% of total revenues, as compared to 17.4% in the second quarter of 2018 and 27.9% a year ago. The sequential increase was mainly driven by the significantly higher WLO shipments to an anchor customer. The year-over-year decrease was due mainly to certain one-off customer reimbursement totaling $13.3 million booked in Q3 2017 in relation to the AR goggle business. The Company expects WLO shipments to continue to increase strongly in the fourth quarter and into 2019.

IFRS gross margin for the third quarter was 23.4%, up 40 basis points from 23.0% in the second quarter of 2018 but down 210 basis points from the same period last year. The sequential increase was due mainly to improved product mix. The year-over-year decrease was, again, due to the one-off customer reimbursement mentioned above. The reimbursement accounted for 120 basis points in Q3 2017.

IFRS operating expenses were $43.4 million in the third quarter, up 5.0% from the preceding quarter and down 7.7% from a year ago. The sequential expense increase was caused by $3.8 million of RSU expense, offset by R&D and salary expenses reduction of $1.7 million. The year-over-year decrease was mainly a result of reduced RSU and R&D expenses. As an annual practice, Himax rewards employees with an annual bonus at the end of September which always leads to a substantial increase in the third quarter IFRS operating expenses compared to the other quarters of the year. This year, the RSU grant totaled $3.9 million, out of which $3.8 million was vested immediately and expensed in the third quarter. The remainder will be vested equally at the first, second, and third anniversaries of the grant date. The non-IFRS operating expenses for the third quarter were $38.8 million, down 5.3% from the previous quarter and down 3.6% from the same quarter 2017.

IFRS operating margin for the third quarter was 0.4%, down from 1.7% in the same period last year and little changed from 0.3% in the prior quarter.

Third quarter non-IFRS operating income was $5.4 million, or 2.9% of sales, down from 5.2% for the same period last year and up from 0.5% a quarter ago.

IFRS profit for the third quarter was $0.9 million, or 0.5 cents per diluted ADS, compared to $2.0 million, or 1.2 cents per diluted ADS, in the previous quarter and $3.6 million, or 2.1 cents per diluted ADS, a year ago. The year-over-year decrease was, again, due to the one-off customer reimbursement mentioned above.

Third quarter non-IFRS profit was $4.5 million, or 2.6 cents per diluted ADS, compared to $2.3 million, or 1.3 cents per diluted ADS last quarter and $8.9 million, or 5.2 cents per diluted ADS the same period last year.

Balance Sheet and Cash Flow

Himax had $102.9 million of cash, cash equivalents and other financial assets as of the end of September 2018, compared to $151.6 million at the same time last year and $126.7 million a quarter ago. The cash position dropped $23.8 million from last quarter due primarily to the dividend payout of $17.2M and capex of $8.2 million. On top of the above cash position, restricted deposit was $164.3 million at the end of the quarter, as compared to $147.0 million in the preceding quarter and $147.2 million a year ago. The increase is due to additional restricted cash deposit made to guarantee the dividend payment withdrawn from the banking facility in the quarter. The restricted deposit is mainly used to guarantee the Company’s short-term borrowings for the same amount.

Himax’s inventories were $145.8 million as of September 30, 2018, up from $142.1 million a quarter ago and $130.1 million at the same time last year. Accounts receivable at the end of September 2018 were $187.6 million as compared to $183.2 million a year ago and $176.3 million last quarter. DSO was 96 days at the end of September 2018, as compared to 99 days a year ago and 93 days at end of the last quarter.

Net cash inflow from operating activities for the third quarter was $2.2 million as compared to an inflow of $16.9 million for the same period last year and an outflow of $2.8 million last quarter. The year over year variance is mainly due to inventory pre-build in reaction to foundry capacity shortage. We expect this will repeat in the fourth quarter.

Capital expenditures were $8.2 million in the third quarter versus $10.1 million a year ago and $17.7 million last quarter. The third quarter capex consisted mainly of ongoing payments for the new building’s construction, WLO capacity expansion and installation of active alignment equipment for Himax’s 3D sensing business.

Share Buyback Update

As of September 30, 2018, Himax had 172.1 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.5 million.

2018 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Ophelia Lin, internal IR Deputy Director, Mr. Sky Wang, internal IR, and Mr. John Mattio, Himax’s US-based external IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Q4 2018 Outlook

The Company is confident that its moving out of the trough and will deliver better performance in the fourth quarter and next year. Himax is seeing solid growth momentum in the areas of TDDI, WLO and large display driver IC in the fourth quarter, despite the prevailing weak sentiment in the overall consumer electronics and in particular the smartphone market in the fourth quarter. Traditional discrete display driver for smartphone, however, will continue to decline in Q4 as it is being quickly replaced by TDDI and AMOLED as Himax mentioned repeatedly. The other area of decline in Q4 will be the display driver for tablet, a sector which is still experiencing weak market demand.

Comparing to the third quarter revenues, Himax expects a high single digit growth for large driver ICs; a low single digit decline for small and medium-sized driver IC and a low single digit growth for its non-driver IC business.

Display Driver IC Market
LDDIC
Large display driver IC business recorded high-single-digit growth in the third quarter due mainly to a few factors, namely, improved supply from the newly added foundry capacity, Himax’s Chinese panel customers’ ongoing capacity expansion, and shipment to a new panel customer who only started ramping up their first fab lately. The ramping of the Company’s new foundry was in good progress as more of its panel customers completed qualification with their customers for the new capacity. Looking into Q4, the Company is seeing continued strength in customer demands and it is able to improve the order fulfillment from last quarter, despite the new emergence of an industry-wide capacity constraint in relation to packaging of the large panel display driver IC.  With that, Himax expects large display driver business to increase by high single digit sequentially.

Looking into the future, many TV manufacturers are planning on introducing consumer-grade super high-end products with 8K resolution, which will benefit Himax’s large panel display driver as well as timing controller businesses. One of the Company’s industry leading customers will be launching a new 8K TV with Himax technology inside in early 2019 and the Company expects more to come from this and other customers in the future. Capitalizing on its 4K TV success, Himax is strongly positioned for this emerging high-end market opportunity.

SMDDIC
Himax was able to start mass production of TDDI at the new foundry earlier than the original schedule and achieved greater-than-expected output yield at the early stage of mass production. With the ramping of the new capacity, its constraint of TDDI shipment will be increasingly alleviated starting from the fourth quarter. The Company will be able to fulfill more customer orders from the design-wins it already achieved, thereby doubling the revenue of Q4 from the last quarter. With the new capacity’s continued ramping, Himax targets to completely resolve its foundry capacity issue in the third quarter of next year. For the time being when its capacity remains a constraint, Himax’s resources are prioritized for higher end FHD projects as they yield higher revenue and better margin with less competition.

TDDI penetration is expected to reach more than 30% in smartphone in 2019, representing a tremendous upside potential for Himax. Backed by the new foundry capacity and fast expanding design-win portfolio with tier 1 smartphone OEMs and leading panel makers, Himax is well positioned to win a major market share in this new space, repeating its historical success in the smartphone display driver IC business. The Company believes TDDI will be the biggest growth driver for its business in 2019. With higher ASP and better margin, TDDI chips will help improve Himax’s corporate sales and profit significantly in 2019.

As expected, Himax’s traditional discrete driver IC sales into smartphone is set to decline by close to 50% sequentially in the fourth quarter as the market is being quickly replaced by TDDI and AMOLED. This segment will account for less than 5% of our total sales in the fourth quarter.  Combining TDDI and discrete smartphone driver, the Company’s Q4 sales into the smartphone market is expected to grow more than 20% sequentially.

During the third quarter, the Company’s automotive business continued to perform well and recorded another historical high, delivering a 44.4% growth YOY through nine-month 2018. The demands for more sophisticated and higher performing displays are still rising with automakers. The Company’s technological prowess will continue to separate it from the rest as, for the next generation display for automotive, Himax is the leader in key technologies such as TDDI, AMOLED and local dimming timing controller. Q4 revenue in this segment is set to grow around low single digit sequentially as the Company continues to benefit from its design-wins which took place during the last few years.

Himax’s tablet and consumer electronics businesses are expected to decline by over 30% sequentially driven by weak overall market momentum. They account for less than 10% of its total sales in the fourth quarter.

For fourth-quarter small and medium-sized driver IC business, the company expects revenue to decrease by low single digit sequentially.

Non-Driver Product Categories
The non-driver IC business segment has been the Company’s most exciting growth area and a differentiator for Himax in the past few years.

3D Sensing Solutions
As a leader in 3D sensing, Himax has participated in most of the smartphone OEMs’ ongoing 3D sensing projects covering all three types of technologies, namely structured light, active stereo camera (ASC) and time-of-flight, where it provides 3D sensing total solution, or just the projector or optics inside the module, depending on the customers’ needs. By offering either the projector or critical optics, Himax has been collaborating with a small handful of smartphone names that have in-house capability to come up with their own customized 3D sensing solutions. Himax already has one such end customer using its technology for mass production with two more in the pipeline targeting 2019 product launch. For most Android smartphone makers who don’t have such in-house capability, however, the Company aims to provide total solution to enable their 3D sensing. At present, the 3D sensing adoption for this market remains low. The adoption is hindered primarily by the prevailing high hardware cost of 3D sensing and the long development lead time required for 3D sensing to integrate it into the smartphone and the lack of killer applications. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost finger print technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience. Reacting to their lukewarm response, Himax is working on the next generation 3D sensing with an aim to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting most of the Android smartphone players. In addition, Himax is providing 3D sensing developer kit which is being used to develop applications over both smartphone and non-smartphone platforms. Himax believes that 3D sensing will be widely used by more Android smartphone makers when the ecosystem is able to substantially lower the cost of adoption while offering easy-to-use, fully-integrated total solutions, for which Himax is playing a key part.

The Company has mentioned previously that 3D sensing can have a wide range of applications beyond smartphone. While smartphone remains its top priority, the Company has started to explore business opportunities in various industries by leveraging its SLiMTM 3D sensing total solution. Such industries are typically less sensitive to cost and always require a total solution. Himax recently announced collaboration with Kneron, an industry leader in edge-based artificial intelligence, to develop an AI-enabled 3D sensing security and surveillance solution is just an example of real world applications using its 3D sensing technology.

WLO
The fourth quarter will see another very significant sequential growth thanks to the customer’s large-scale adoption on more models. The overall 2018 shipment will increase considerably year-over-year. Meanwhile, Himax is encouraged by the progress of the ongoing R&D projects with the said customer for their next generation products centering around its exceptional design know-how and mass production expertise in WLO technology.

As the Company mentioned previously, it is already collaborating with a small handful of smartphone makers that have in-house capability to come up with their own customized 3D sensing solutions targeting 2019 product launch. For these customers, the Company provides full projectors or critical optics inside the 3D sensing module of which WLO optics is a major component.

CAPEX
The Company announced the increase of the Phase I capital expenditure budget, which is on top of its regular capex for the IC design business, from $80 million to $105 million in early 2018. The majority of the Phase I investment goes to land and building, new equipment for the WLO anchor customer, and an initial capacity of 2 million units per month for 3D sensing. Of the Phase I capex of $105 million budget, $33 million has been paid out in 2017, followed by $38.6 million made in the first nine months of 2018.

As the Company mentioned in previous earnings calls, the capex budget will be funded through its internal resources and banking facilities. Himax has more than sufficient banking facilities with favorable cost for such capex budget.

CMOS Image Sensor
On CMOS image sensor business updates, Himax continues to make great progress with its two machine vision sensor product lines, namely, near infrared (“NIR”) sensor and Always-on-Sensor (“AoSTM”). NIR sensor is a critical part for both of the Company’s structured light and ASC 3D sensing total solutions. On the AoSTM product line, the joint offering of Emza and Himax technologies uniquely positions the Company to provide ultra-low power, smart imaging sensing total solutions, leveraging Himax’s industry leading super low power CIS and ASIC designs and Emza’s unique AI-based computer vision algorithm. The Company is pleased with the status of engagement with leading players in areas such as connected home, smart building and security, all of which new frontiers for Himax.

For traditional human vision segments, Himax sees strong demands in laptop and increasing shipment for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
Himax’s main focus areas are AR goggle devices and head-up-displays (HUD) for automotive. While AR goggles will take a few years to fully realize its market potential, LCOS remains the technology of choice in this space. Himax’s technology leadership and proven manufacturing expertise have little competition, evidenced by the growing list of AR goggle device customers and ongoing engineering projects. In addition, the Company continues to make great progress in developing high-end holographic head-up displays for high-end automotive. One of its customers will demo its state-of-the-art HUD product with Himax LCOS inside at the 2019 CES. LCOS for both goggle device and HUD represents much higher ASP and gross margin for Himax. In the meantime, Himax is working with various OEMs to bring LCOS microdisplays to mini projectors with revenue contribution to start from 2019.

For non-driver IC business, Himax expects revenue to increase by low single digit sequentially in the fourth quarter, driven mainly by WLO shipment.

Fourth Quarter 2018 Guidance
The Company is providing the following financial guidance for the fourth quarter of 2018:
Net Revenue:	To be around flat to up 5.0% sequentially
Gross Margin:	To be around 24.2% to 25.2%, depending on final product mix
IFRS EPS:	To be around 1.5 to 3.6 cents per diluted ADS
Non-IFRS EPS(1):	To be around 1.7 to 3.8 cents per diluted ADS

(1) Non-IFRS EPS excludes share-based compensation and acquisition-related charges

HIMAX TECHNOLOGIES THIRD QUARTER 2018 EARNINGS CONFERENCE CALL

DATE:	Thursday, November 8, 2018
TIME:	U.S.	8:00 a.m. EST
	Taiwan	9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	3755507
WEBCAST:	https://edge.media-server.com/m6/p/4y364d6r

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EST on November 15th, 2018 (00:30 a.m. Taiwan time, November 16th, 2018) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 3755507. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 8th, 2019.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel and the US. Himax has 2,983 patents granted and 493 patents pending approval worldwide as of September 30, 2018. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2017 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.twwww.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.twwww.himax.com.tw

Investor Relations - US Representative
John Mattio, President
Lamnia International
Tel: +1-203-885-1058
Email: jmattio@lamniaintl.comwww.lamniaintl.com

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2018	2017	2018

Revenues	$188,383	$197,146	$181,365

Costs and expenses:
Cost of revenues	144,241	146,778	139,571
Research and development	32,129	35,019	30,444
General and administrative	5,635	5,938	5,632
Sales and marketing	5,588	6,012	5,218
Total costs and expenses	187,593	193,747	180,865

Operating income	790	3,399	500

Non operating income (loss):
Interest income	603	509	672
Changes in fair value of financial assets at fair value through profit or loss	(44)	55	(25)
Share of profit (losses) of associates	(549)	114	(1,099)
Foreign currency exchange gains (losses), net	(285)	(188)	242
Finance costs	(378)	(224)	(265)
Other income, net	9	2	1,677
	(644)	268	1,202
Profit before income taxes	146	3,667	1,702
Income tax expense	26	622	306
Profit for the period	120	3,045	1,396
Loss attributable to noncontrolling interests	769	555	650
Profit attributable to Himax Technologies, Inc. stockholders	$889	$3,600	$2,046

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.005	$0.021	$0.012
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.005	$0.021	$0.012

Basic Weighted Average Outstanding ADS	172,500	172,401	172,499
Diluted Weighted Average Outstanding ADS	172,530	172,448	172,539

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2018	2017

Revenues	$532,599	$504,086

Costs and expenses:
Cost of revenues	410,066	381,643
Research and development	92,613	88,275
General and administrative	16,173	15,060
Sales and marketing	15,701	15,028
Total costs and expenses	534,553	500,006

Operating income (loss)	(1,954)	4,080

Non operating income (loss):
Interest income	1,824	1,671
Changes in fair value of financial assets at fair value through profit or loss	(68)	162
Share of losses of associates	(2,492)	(717)
Foreign currency exchange losses, net	(301)	(1,337)
Finance costs	(895)	(628)
Other income, net	1,690	9
	(242)	(840)
Profit (loss) before income taxes	(2,196)	3,240
Income tax expense (benefit)	(396)	565
Profit (loss) for the period	(1,800)	2,675
Loss attributable to noncontrolling interests	1,906	1,461
Profit attributable to Himax Technologies, Inc. stockholders	$106	$4,136

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.001	$0.024
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.001	$0.024

Basic Weighted Average Outstanding ADS	172,499	172,399
Diluted Weighted Average Outstanding ADS	172,525	172,414

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2018	2017	2018
Share-based compensation
Cost of revenues	$66	$130	$12
Research and development	3,037	4,904	58
General and administrative	367	634	9
Sales and marketing	513	922	14
Income tax benefit	(865)	(1,438)	(13)
Total	$3,118	$5,152	$80

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$631	$246	$246
Income tax benefit	(167)	(99)	(71)
Total	$464	$147	$175

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Nine Months Ended September 30,
	2018	2017
Share-based compensation
Cost of revenues	$90	$180
Research and development	3,152	5,182
General and administrative	385	709
Sales and marketing	540	980
Income tax benefit	(890)	(1,512)
Total	$3,277	$5,539

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$1,123	$738
Income tax benefit	(309)	(296)
Total	$814	$442

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2018	June 30, 2018	September 30, 2017
Assets
Current assets:
Cash and cash equivalents	$90,946	$114,480	$141,482
Financial assets at amortized cost	12,001	12,154	9,473
Financial assets at fair value through profit or loss	-	66	651
Accounts receivable, net	187,613	176,286	183,171
Inventories	145,812	142,077	130,112
Income taxes receivable	45	45	5
Restricted deposit	164,328	147,000	147,202
Other receivable from related parties	2,840	2,803	4,150
Other current assets	18,728	18,743	18,482
Total current assets	622,313	613,654	634,728
Financial assets at fair value through profit or loss	1,529	1,574	10,562
Financial assets at fair value through other comprehensive income	772	802	1,548
Equity method investments	9,356	9,964	4,231
Property, plant and equipment, net	109,198	106,041	66,487
Deferred tax assets	7,851	7,834	8,058
Goodwill	28,138	28,138	28,138
Other intangible assets, net	12,899	13,525	3,101
Restricted deposit	131	460	463
Other non-current assets	2,695	3,660	3,759
	172,569	171,998	126,347
Total assets	$794,882	$785,652	$761,075
Liabilities and Equity
Current liabilities:
Short-term borrowings	$164,000	$147,000	$147,000
Financial liability at amortized cost	5,071	5,003	-
Accounts payable	141,553	128,862	125,553
Income taxes payable	1,839	1,872	9,159
Other payable to related party	2,250	2,200	1,350
Other current liabilities	37,799	58,113	39,115
Total current liabilities	352,512	343,050	322,177
Financial liability at amortized cost	-	-	4,757
Net defined benefit liabilities	1,123	1,125	1,117
Deferred tax liabilities	2,692	2,795	1,322
Other non-current liabilities	2,760	2,888	1,437
	6,575	6,808	8,633
Total liabilities	359,087	349,858	330,810
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	106,781	106,644	104,212
Treasury shares	(8,819)	(8,878)	(8,878)
Accumulated other comprehensive income	(1,820)	(1,497)	(722)
Retained earnings	236,299	235,410	229,666
Equity attributable to owners of Himax Technologies, Inc.	439,451	438,689	431,288
Noncontrolling interests	(3,656)	(2,895)	(1,023)
Total equity	435,795	435,794	430,265
Total liabilities and equity	$794,882	$785,652	$761,075

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2018	2017	2018

Cash flows from operating activities:
Profit for the period	$120	$3,045	$1,396
Adjustments for:
Depreciation and amortization	5,180	4,672	5,180
Bad debt expense	-	-	190
Share-based compensation expenses	205	443	93
Losses on disposals of property, plant and equipment, net	-	3	-
Gain on re-measurement of the pre-existing relationships in a business combination	-	-	(1,662)
Changes in fair value of financial assets at fair value through profit or loss	44	(55)	25
Interest income	(603)	(509)	(672)
Finance costs	378	224	265
Income tax expense	26	622	306
Share of losses (profit) of associates	549	(114)	1,099
Inventories write downs	5,200	3,346	3,567
Foreign currency exchange losses of financial assets	167	-	340
	11,266	11,677	10,127
Changes in:
Accounts receivable	(11,327)	(23,858)	(9,872)
Inventories	(8,935)	14,222	2,318
Other receivable from related parties	(37)	-	(8)
Other current assets	(461)	582	1,205
Accounts payable	12,691	11,883	(6,108)
Other payable to related party	50	1,350	300
Net defined benefit liabilities	(2)	4	(53)
Other current liabilities	(706)	7,406	1,318
Other non-current liabilities	(127)	-	167
Cash generated from operating activities	2,412	23,266	(606)
Interest received	265	122	1,014
Interest paid	(309)	(145)	(182)
Income tax paid	(165)	(6,371)	(3,032)
Net cash provided by (used in) operating activities	2,203	16,872	(2,806)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(8,159)	(10,056)	(17,745)
Proceeds from disposal of property, plant and equipment	1	-	-
Acquisitions of intangible assets	(140)	(122)	(109)
Acquisitions of financial assets at amortized cost	(997)	(4,059)	(1,135)
Proceeds from disposals of financial assets at amortized cost	901	-	303
Acquisitions of financial assets at fair value through profit or loss	(6,858)	(16,266)	(7,445)
Proceeds from disposals of financial assets at fair value through profit or loss	6,939	19,014	7,693
Acquisition of a subsidiary, net of cash used	-	-	(3,301)
Proceeds from capital reduction of investment	-	132	-
Decrease (increase) in refundable deposits	4	(12)	6
Releases (pledges) of restricted deposit	1	(4)	21

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2018	2017	2018
Cash paid for loan made to related parties	$-	$(1,500)	$(530)
Cash received from loan made to related party	-	1,500	-
Net cash used in investing activities	(8,308)	(11,373)	(22,242)

Cash flows from financing activities:
Payments of cash dividends	(17,210)	(41,281)	-
Acquisitions of noncontrolling interests	-	(41)	-
Pledge of restricted deposit	(17,000)	(40,000)	-
Proceeds from short-term borrowings	57,000	70,000	27,000
Repayments of short-term borrowings	(40,000)	(30,000)	(27,000)
Net cash used in financing activities	(17,210)	(41,322)	-
Effect of foreign currency exchange rate changes on cash and cash equivalents	(219)	99	(278)
Net decrease in cash and cash equivalents	(23,534)	(35,724)	(25,326)
Cash and cash equivalents at beginning of period	114,480	177,206	139,806
Cash and cash equivalents at end of period	$90,946	$141,482	$114,480

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2018	2017

Cash flows from operating activities:
Profit (loss) for the period	$(1,800)	$2,675
Adjustments for:
Depreciation and amortization	15,458	11,582
Bad debt expense	190	-
Share-based compensation expenses	389	904
Gain on disposals of property, plant and equipment	-	(25)
Gain on re-measurement of the pre-existing relationships in a business combination	(1,662)	-
Changes in fair value of financial assets at fair value through profit or loss	68	(162)
Interest income	(1,824)	(1,671)
Finance costs	895	628
Income tax expense (benefit)	(396)	565
Share of losses of associates	2,492	717
Inventories write downs	11,721	8,880
Foreign currency exchange losses of financial assets	285	-
	25,816	24,093
Changes in:
Accounts receivable	972	4,236
Inventories	(22,333)	10,756
Other receivable from related parties	(60)	-
Other current assets	(928)	1,315
Accounts payable	1,620	(16,716)
Accounts payable to related party	-	(576)
Other payable to related party	50	1,350
Net defined benefit liabilities	(29)	43
Other current liabilities	(1,017)	10,133
Other non-current liabilities	33	(14)
Cash generated from operating activities	4,124	34,620
Interest received	1,445	1,282
Interest paid	(661)	(395)
Income tax paid	(3,234)	(14,410)
Net cash provided by operating activities	1,674	21,097

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(44,454)	(23,755)
Proceeds from disposals of property, plant and equipment	1	28
Acquisitions of intangible assets	(343)	(351)
Acquisitions of financial assets at amortized cost	(4,029)	(4,816)
Proceeds from disposals of financial assets at amortized cost	1,958	744
Acquisitions of financial assets at fair value through profit or loss	(18,633)	(36,589)
Proceeds from disposals of financial assets at fair value through profit or loss	41,138	41,287
Proceeds from capital reduction of investment	-	132
Acquisition of business	(700)	-
Acquisition of a subsidiary, net of cash used	(3,301)	-
Acquisition of equity method investments	-	(2,230)
Decrease (increase) in refundable deposits	9	(38)
Releases (pledges) of restricted deposit	11	(341)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2018	2017
Cash paid for loan made to related parties	$(780)	$(1,500)
Cash received from loan made to related party	-	4,500
Income tax paid for disposal of financial assets at fair value through profit or loss	(2,187)	-
Net cash used in investing activities	(31,310)	(22,929)

Cash flows from financing activities:
Payments of cash dividends	(17,210)	(41,281)
Proceeds from issuance of new shares by subsidiary	11	-
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	-	4
Acquisitions of noncontrolling interests	-	(42)
Pledge of restricted deposit	(17,000)	(9,000)
Proceeds from short-term borrowings	84,000	124,161
Repayments of short-term borrowings	(67,000)	(115,161)
Net cash used in financing activities	(17,199)	(41,319)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(242)	181
Net decrease in cash and cash equivalents	(47,077)	(42,970)
Cash and cash equivalents at beginning of period	138,023	184,452
Cash and cash equivalents at end of period	$90,946	$141,482

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:

	Three Months Ended September 30,		Three Months Ended June 30,
	2018	2017	2018
Revenues	$188,383	$197,146	$181,365
Gross profit	44,142	50,368	41,794
Add: Share-based compensation – cost of revenues	66	130	12
Gross profit excluding share-based compensation	44,208	50,498	41,806
Gross margin excluding share-based compensation	23.5%	25.6%	23.1%
Operating income	790	3,399	500
Add: Share-based compensation	3,983	6,590	93
Operating income excluding share-based compensation	4,773	9,989	593
Add: Acquisition-related charges –intangible assets amortization	631	246	246
Operating income excluding share-based compensation and acquisition-related charges	5,404	10,235	839
Operating margin excluding share-based compensation and acquisition-related charges	2.9%	5.2%	0.5%
Profit attributable to Himax Technologies, Inc. stockholders	889	3,600	2,046
Add: Share-based compensation, net of tax	3,118	5,152	80
Add: Acquisition-related charges, net of tax	464	147	175
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	4,471	8,899	2,301
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	2.4%	4.5%	1.3%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:

	Nine Months Ended September 30,
	2018	2017
Revenues	$532,599	$504,086
Gross profit	122,533	122,443
Add: Share-based compensation – cost of revenues	90	180
Gross profit excluding share-based compensation	122,623	122,623
Gross margin excluding share-based compensation	23.0%	24.3%
Operating income (loss)	(1,954)	4,080
Add: Share-based compensation	4,167	7,051
Operating income excluding share-based compensation	2,213	11,131
Add: Acquisition-related charges –intangible assets amortization	1,123	738
Operating income excluding share-based compensation and acquisition-related charges	3,336	11,869
Operating margin excluding share-based compensation and acquisition-related charges	0.6%	2.4%
Profit attributable to Himax Technologies, Inc. stockholders	106	4,136
Add: Share-based compensation, net of tax	3,277	5,539
Add: Acquisition-related charges, net of tax	814	442
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	4,197	10,117
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	0.8%	2.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended September 30,	Nine Months Ended September 30,
	2018	2018
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.005	$0.001
Add: Share-based compensation per ADS	$0.018	$0.019
Add: Acquisition-related charges per ADS	$0.003	$0.005

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.026	$0.024

Numbers do not add up due to rounding

Himax Technologies, Inc. Reconciliation of unaudited condensed consolidated statement of financial position as of September 30, 2017 (Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Assets					Assets
Current assets:					Current assets:
Cash and cash equivalents	$141,482	$-	$-	$141,482	Cash and cash equivalents
Investments in marketable securities available-for-sale	10,124	-	(10,124)	-	－	A-1
－	-	-	9,473	9,473	Financial assets at amortized cost	A-1
－	-	-	651	651	Financial assets at fair value through profit or loss	A-1
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	181,731	-	1,440	183,171	Accounts receivable, net	B
Inventories	130,112	-	-	130,112	Inventories
－	-	-	5	5	Income taxes receivable
Restricted cash, cash equivalents and marketable securities	147,202	-	-	147,202	Restricted deposit
Other receivables from related parties	4,150	-	-	4,150	Other receivable from related parties
Prepaid expenses and other current assets	18,487	-	(5)	18,482	Other current assets
Total current assets	633,288	-	1,440	634,728	Total current assets
Investment in non-marketable equity securities	12,110	-	(12,110)	-		A-2
－	-	-	10,562	10,562	Financial assets at fair value through profit or loss	A-2
－	-	-	1,548	1,548	Financial assets at fair value through other comprehensive income	A-2
Equity method investments	4,231	-	-	4,231	Equity method investments
Property, plant and equipment, net	69,518	-	(3,031)	66,487	Property, plant and equipment, net	C
Deferred tax assets	6,841	(57)	1,274	8,058	Deferred tax assets	D,F
Goodwill	28,138	-	-	28,138	Goodwill
Other intangible assets, net	2,427	-	674	3,101	Other intangible assets, net	C
Restricted marketable securities	463	-	-	463	Restricted deposit
Other assets	1,492	(90)	2,357	3,759	Other non-current assets	C,F
	125,220	(147)	1,274	126,347
Total assets	$758,508	$(147)	$2,714	$761,075	Total assets

(Continued)

Himax Technologies, Inc. Reconciliation of unaudited condensed consolidated statement of financial position as of September 30, 2017 (Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Liabilities, Redeemable noncontrolling interest and Equity					Liabilities and Equity
Current liabilities:					Current liabilities:
Short-term debt	$147,000	$-	$-	$147,000	Short-term borrowings
Accounts payable	125,553	-	-	125,553	Accounts payable
Income taxes payable	8,633	-	526	9,159	Income taxes payable	E
Other payable to related party	1,350	-	-	1,350	Other payable to related party
Other accrued expenses and other current liabilities	37,675	-	1,440	39,115	Other current liabilities	B
Total current liabilities	320,211	-	1,966	322,177	Total current liabilities
－	-	4,757	-	4,757	Financial liability at amortized cost	A-3
－	-	(17)	1,134	1,117	Net defined benefit liabilities	F
－	-	-	1,322	1,322	Deferred tax liabilities	D
Other liabilities	3,145	-	(1,708)	1,437	Other non-current liabilities	D,E,F
	3,145	4,740	748	8,633
Total liabilities	323,356	4,740	2,714	330,810	Total liabilities
Redeemable noncontrolling interest	3,656	(3,656)	-	-	－	A-3
Equity					Equity
Himax Technologies, Inc. stockholders’ equity:					Himax Technologies, Inc. stockholders’ equity:
Ordinary shares	107,010	-	-	107,010	Ordinary shares
Additional paid-in capital	107,140	(2,928)	-	104,212	Additional paid-in capital	G
Treasury shares	(8,878)	-	-	(8,878)	Treasury shares
Accumulated other comprehensive loss	(1,748)	1,026	-	(722)	Accumulated other comprehensive income	F
Unappropriated retained earnings	228,997	669	-	229,666	Retained earnings
Himax Technologies, Inc. stockholders’ equity	432,521	(1,233)	-	431,288	Equity attributable to owners of Himax Technologies, Inc.	H
Noncontrolling interests	(1,025)	2	-	(1,023)	Noncontrolling interests	F
Total equity	431,496	(1,231)	-	430,265	Total equity
Total liabilities, redeemable noncontrolling interest and equity	$758,508	$(147)	$2,714	$761,075	Total liabilities and equity

(Concluded)

Himax Technologies, Inc. Reconciliation of unaudited condensed consolidated statement of profit or loss for the three months ended September 30, 2017 (Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$197,146	$-	$-	$197,146	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	146,778	-	-	146,778	Cost of revenues
Research and development	34,989	30	-	35,019	Research and development	G
General and administrative	6,016	(78)	-	5,938	General and administrative	G
Sales and marketing	5,967	45	-	6,012	Sales and marketing	G
Total costs and expenses	193,750	(3)	-	193,747	Total costs and expenses

Operating income	3,396	3	-	3,399	Operating income

Non operating income (loss):					Non operating income (loss):
Interest income	509	-	-	509	Interest income
Gain on sale of securities, net	55	-	-	55	Changes in fair value of financial assets at fair value through profit or loss
Equity in income of equity method investees	114	-	-	114	Share of profit of associates
Foreign currency exchange losses, net	(180)	(8)	-	(188)	Foreign currency exchange losses, net	F
Interest expense	(145)	(79)	-	(224)	Finance costs	A-3
Other income, net	2	-	-	2	Other income, net
	355	(87)	-	268
Earnings before income taxes	3,751	(84)	-	3,667	Profit before income taxes
Income tax expense	621	1	-	622	Income tax expense	F
Net income	3,130	(85)	-	3,045	Profit for the period
Net loss attributable to noncontrolling interests	554	1	-	555	Loss attributable to noncontrolling interests	F
Net income attributable to Himax Technologies, Inc. stockholders	$3,684	$(84)	$-	$3,600	Profit attributable to Himax Technologies, Inc. stockholders
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.021			$0.021	Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.021			$0.021	Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders
Basic Weighted Average Outstanding ADS	172,401			172,401	Basic Weighted Average Outstanding ADS
Diluted Weighted Average Outstanding ADS	172,448			172,448	Diluted Weighted Average Outstanding ADS

Himax Technologies, Inc. Reconciliation of unaudited condensed consolidated statement of profit or loss for the nine months ended September 30, 2017 (Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$504,086	$-	$-	$504,086	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	381,643	-	-	381,643	Cost of revenues
Research and development	88,241	34	-	88,275	Research and development	G
General and administrative	15,201	(141)	-	15,060	General and administrative	G
Sales and marketing	14,972	56	-	15,028	Sales and marketing	G
Total costs and expenses	500,057	(51)	-	500,006	Total costs and expenses

Operating income	4,029	51	-	4,080	Operating income

Non operating income (loss):					Non operating income (loss):
Interest income	1,671	-	-	1,671	Interest income
Gain on sale of securities, net	162	-	-	162	Changes in fair value of financial assets at fair value through profit or loss
Equity in losses of equity method investees	(717)	-	-	(717)	Share of losses of associates
Foreign currency exchange losses, net	(1,240)	(97)	-	(1,337)	Foreign currency exchange losses, net	F
Interest expense	(395)	(233)	-	(628)	Finance costs	A-3
Other income, net	9	-	-	9	Other income, net
	(510)	(330)	-	(840)
Earnings before income taxes	3,519	(279)	-	3,240	Profit before income taxes
Income tax expense	563	2	-	565	Income tax expense	F
Net income	2,956	(281)	-	2,675	Profit for the period
Net loss attributable to noncontrolling interests	1,462	(1)	-	1,461	Loss attributable to noncontrolling interests	F
Net income attributable to Himax Technologies, Inc. stockholders	$4,418	$(282)	$-	$4,136	Profit attributable to Himax Technologies, Inc. stockholders
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.026			$0.024	Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.026			$0.024	Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders
Basic Weighted Average Outstanding ADS	172,399			172,399	Basic Weighted Average Outstanding ADS
Diluted Weighted Average Outstanding ADS	172,414			172,414	Diluted Weighted Average Outstanding ADS

Notes to the reconciliation of the main differences:

A) Financial instruments

Under U.S. GAAP, investment securities consist of investments in marketable securities and investments in non-marketable equity securities. All of our investments in marketable securities are classified as available-for-sale securities and are reported at fair value. Investments in non-marketable equity securities in which we do not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost.

Under IFRS, IFRS 9 Financial Instruments includes guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It is effective for annual reporting periods beginning on January 1, 2018. To better reflect the presentation of the consolidated statements of financial position as of September 30, 2018, we reclassified comparative period information as follows:

A-1)

As of September 30, 2017, we had $10,124 thousand reported as investments in marketable securities available-for-sale under U.S. GAAP, that were reclassified to financial assets at amortized cost and financial assets at fair value through profit or loss-current, at amounts of $9,473 thousand and $651 thousand, respectively, under IFRS.

A-2)

As of September 30, 2017, we had $12,110 thousand reported as investment in non-marketable equity securities under U.S. GAAP, that were reclassified to financial assets at fair value through profit or loss-noncurrent and financial assets at fair value through other comprehensive income at amounts of $10,562 thousand and $1,548 thousand, respectively, under IFRS.

A-3)

Under U.S. GAAP, we recognized redeemable convertible preferred shares which were issued to a non-controlling shareholder by Himax Display Inc., a consolidated subsidiary, as temporary equity. The redeemable convertible preferred shares were presented as redeemable noncontrolling interest and recognized at fair value.

Under IFRS, we recognized the above-mentioned redeemable convertible preferred shares as financial liability at amortized cost using effective interest method.

As of September 30, 2017, we had $3,656 thousand reported as redeemable noncontrolling interest under U.S. GAAP, that were reclassified to financial liability at amortized cost-noncurrent and recognized interest expense (finance costs) using effective interest method which decreased the retained earnings by $1,101 thousand. After the above adjustments, we had $4,757 thousand reported as financial liability at amortized cost-noncurrent under IFRS.

For the nine months and three months ended September 30, 2017, interest expense (finance costs) was adjusted for an increase of $233 thousand and $79 thousand, respectively.

B) Allowance of sales returns and discounts

Under U.S. GAAP, allowance of sales returns and discounts were recognized as a reduction in revenue in the year the related revenue is recognized based on historical experience. The corresponding allowance of sales returns and discounts was presented as a reduction in accounts receivable.

Under IFRS, the allowance of sales returns and discounts is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions.

As of September 30, 2017, the amounts reclassified from allowance of sales returns and discounts to provisions was $1,440 thousand.

C) Property, plant and equipment, net

Under U.S. GAAP, property, plant, and equipment typically consist of software and long-lived tangible assets used to create and distribute an entity's products.

Under IFRS, property, plant and equipment are tangible items. Certain software that is not an integral part of the related hardware and prepayment for equipment not shipped to the factory are reclassified out from property, plant and equipment as they do not meet the definition of property, plant and equipment.

As of September 30, 2017, property, plant and equipment, net of $3,031 thousand were reclassified to other intangible assets, net and other non-current assets at amounts of $674 thousand and $2,357 thousand, respectively.

D) Deferred tax assets and liabilities

Under U.S. GAAP, for a particular tax-paying component of an entity and within a particular tax jurisdiction, all current / non-current deferred tax liabilities and assets are offset and presented as a single amount.

Under IFRS, deferred tax liabilities and assets are offset only if the entity has a legally enforceable right to offset current tax liabilities and assets.

As of September 30, 2017, the amounts reclassified from deferred tax assets to deferred tax liabilities was $1,274 thousand.

E) Income taxes payable

Under U.S. GAAP, income taxes payable are classified as current if cash payment is expected within 12 months; if not, the amount is classified as noncurrent.

Under IFRS, income taxes payable are classified as current unless an unconditional right to defer payment for a period greater than twelve months exists.

As of September 30, 2017, the amounts reclassified from other liabilities to income taxes payable was $526 thousand.

F) Employee benefits

Under U.S. GAAP, actuarial gains and losses arising in the period are recognized immediately in OCI and amortized from accumulated OCI into the profit or loss over the employees’ remaining service period.

Under IFRS, remeasurements of the net defined benefit liability (asset) are recognized in OCI and are not reclassified to profit or loss in a subsequent period.

As of September 30, 2017, net defined benefit assets included in other assets, net defined benefit liabilities, deferred tax assets and remeasurements of the net defined benefit liability or asset related to components of accumulated other comprehensive income were adjusted for a decrease of $90 thousand, $17 thousand, $57 thousand and an increase of $1,026 thousand, respectively.

G) Share-Based Compensation

Under U.S. GAAP, we recognized compensation expense by straight-line method and recognized excess tax benefits from share-based payments.

Under IFRS, we recognized compensation expense by graded vesting and there is no requirement of recognizing excess tax benefits under IFRS.

For the nine months and three months ended September 30, 2017, operating expense for share-based compensation was adjusted for a decrease of $51 thousand and $3 thousand, respectively.

H) Reconciliation of equity attributable to Himax from U.S. GAAP to IFRS summarized below:

	September 30, 2017	Note
Equity attributable to Himax under U.S. GAAP	$432,521

Financial liability at amortized cost	(1,101)	A-3
Employee benefits	(132)	F
	(1,233)
Equity attributable to Himax under IFRS	$431,288